

Mail Stop 3561

December 28, 2009

Via Fax & U.S. Mail

Mr. Scott L. Thompson
President and Principal Executive Officer
Dollar Thrifty Automotive Group, Inc.
5330 East 31st Street
Tulsa, OK 74135

> **Re: Dollar Thrifty Automotive Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 3, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed May 6, 2009**
> **Form 10-Q for the quarter ended September 30, 2009**
> **Filed October 26, 2009**
> **File No. 001-13647**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed: April 13, 2009**
> **File No. 001-13647**

Dear Mr. Thompson:

　　We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Risk Factors, page 16

1. In future filings, please delete the second sentence of your introductory paragraph. If you are aware of any additional risks, please disclose them.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30
Results of Operations, page 31
Year Ended December 31, 2008 Compared with Year Ended December 31, 2007, page 32

2. We note from the third bullet point on page 33 that rent expense increased during 2008. We further note that changes in concession fees were disclosed separately and therefore did not contribute to the increase in rents. Please tell us, and revise footnote 1 to the financial statements in future filings to disclose, your policy for recognizing rent expense in accordance with FTB 85-3.

Signatures, page 109

3. In future filings, please have your controller or principal accounting officer sign your filing. Any person who occupies more than one position should indicate each capacity in which he signs the report. Refer to General Instruction D(2)(a) to Form 10-K.

Definitive Proxy Statement on Schedule 14A

Objectives of Compensation Program, page 30

4. We note the company does not use formal benchmarking but instead "has targeted base pay to be at the market median, and incentive compensation to be at or slightly above the market median." Please explain the company's method for determining the market median.

Comparative Data, page 31

5. In future filings, please identify the comparable companies from the "database of general industry pay information" that the human resources and compensation

committee considers when it determines target pay levels for named executive officers.

6. We note that your compensation consultant provided a comparison of compensation for your named executive officers against those at two other rental car companies and provided information on compensation practices at ten companies in your same Global Industry Classification Standard Code. In future filings, please identify these companies.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2009

Financial Statements, page 4
Notes to Condensed Consolidated Financial Statements, page 9
9. Debt and Other Obligations, page 16

7. Your disclosure in the first paragraph on page 17 indicates that your senior secured credit facility was reduced in February 2009. Please tell us, and revise future filings to disclose, how you accounted for this debt modification in accordance with EITF 98-14.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2009

Financial Statements, page 4
Condensed Consolidated Statements of Cash Flows, page 7

8. We refer to the line item "Net change in cash and cash equivalents –required minimum balance." We further see from note 3 on page 10 that the minimum balance represents amounts pledged to secure payments on your term loan(s). Please tell us why you believe such amount is appropriately classified in investing activities rather than financing activities and provide us with the basis that supports your conclusions.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief